PUBLIC STORAGE, INC.

EXHIBIT 12—STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended March 31,		For the Year Ended December 31,
	2004	2003	2003	2002	2001	2000	1999
	(amounts in thousands, except ratios)
Net income	$69,067	$76,639	$336,653	$318,738	$324,208	$297,088	$287,885
Add: Minority interest in income	20,620	10,668	43,703	44,087	46,015	38,356	16,006
Less: Minority interests in income which do not have fixed charges	(3,913)	(3,195)	(13,610)	(14,307)	(11,243)	(10,549)	(13,362)

Adjusted net income	85,774	84,112	366,746	348,518	358,980	324,895	290,529
Interest expense	100	453	1,121	3,809	3,227	3,293	7,971

Total earnings available to cover fixed charges	$85,874	$84,565	$367,867	$352,327	$362,207	$328,188	$298,500

Total fixed charges—interest expense (including capitalized interest)	$1,225	$1,978	$7,131	$10,322	$12,219	$13,071	$12,480

Cumulative Preferred Stock dividends	$38,042	$37,022	$146,196	$148,926	$117,979	$100,138	$94,793
Preferred partnership unit distributions	14,554	6,726	26,906	26,906	31,737	24,859	—

Total preferred distributions (a)	$52,596	$43,748	$173,102	$175,832	$149,716	$124,997	$94,793

Total combined fixed charges and preferred distributions	$53,821	$45,726	$180,233	$186,154	$161,935	$138,068	$107,273

Ratio of earnings to fixed charges	70.10x	42.75x	51.59x	34.13x	29.64x	25.11x	23.92x

Ratio of earnings to combined fixed charges and preferred distributions	1.60x	1.85x	2.04x	1.89x	2.24x	2.38x	2.78x

(a)	These amounts are prior to the application of EITF Topic D-42.

PUBLIC STORAGE, INC.

EXHIBIT 12—STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended March 31,		For the Year Ended December 31,
	2004	2003	2003	2002	2001	2000	1999
	(amounts in thousands, except ratios)
Supplemental Disclosure of Ratio of Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”) to Fixed Charges (a):

Net income	$69,067	$76,639	$336,653	$318,738	$324,208	$297,088	$287,885
Less: (Gain)/Loss on sale of real estate and real estate investments	943	2,116	(5,378)	2,541	(4,091)	(3,786)	(2,154)
Add: Depreciation and amortization	46,770	45,367	185,775	177,978	164,914	147,743	136,663
Less: Depreciation allocable to minority interests	(1,575)	(1,646)	(6,328)	(8,087)	(7,847)	(7,138)	(9,294)
Add: Depreciation included in equity in earnings of real estate entities	8,275	6,294	27,753	27,078	25,096	21,825	19,721
Add: Depreciation and amortization included in discontinued operations	78	673	2,228	3,670	3,147	1,224	1,056
Add: Minority interest—preferred	16,617	6,726	26,906	26,906	31,737	24,859	—
Add: Interest expense	100	453	1,121	3,809	3,227	3,293	7,971

EBITDA available to cover fixed charges	$140,275	$136,622	$568,730	$552,633	$540,391	$485,108	$441,848

Total fixed charges—interest expense (including capitalized interest)	$1,225	$1,978	$7,131	$10,322	$12,219	$13,071	$12,480

Cumulative Preferred Stock dividends	$38,042	$37,022	$146,196	$148,926	$117,979	$100,138	$94,793
Preferred partnership unit cash distributions	14,554	6,726	26,906	26,906	31,737	24,859	—

Total preferred distributions (b)	$52,596	$43,748	$173,102	$175,832	$149,716	$124,997	$94,793

Total combined fixed charges and preferred distributions	$53,821	$45,726	$180,233	$186,154	$161,935	$138,068	$107,273

Ratio of EBITDA to fixed charges	114.51x	69.07x	79.75x	53.54x	44.23x	37.11x	35.40x

Ratio of EBITDA to combined fixed charges and preferred distributions	2.61x	2.99x	3.16x	2.97x	3.34x	3.51x	4.12x

(a)	EBITDA represents earnings prior to interest, taxes, depreciation, amortization, gains on sale of real estate assets and the impact of the application of EITF Topic D-42. This supplemental disclosure of EBITDA is included because financial analysts and other members of the investment community consider coverage ratios for real estate companies on a pre-depreciation basis.

(b)	These amounts are prior to the application of EITF Topic D-42.

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